Confidential treatment has been requested for portions of this letter by Octel Corp. (OC-000001). The copy filed herewith omits the information subject to the confidentiality request. Omissions are designated as [XXXXX]. A complete version of this letter has been filed separately with the Securities and Exchange Commission.

OCTEL CORP.

December 14, 2005

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

Re:	Octel Corp.

Form 10-K for the Fiscal Year Ended December 31, 2004, Filed March 31, 2005

Form 10-Q for the Quarter Ended June 30, 2005, Filed August 5, 2005

File No. 001-13879

Dear Ms. Blye:

Reference is made to your letter to Octel Corp. (“Octel” or the “Company”) dated November 22, 2005. Thank you for clarifying, in our communications with Mr. James Lopez, that Octel could respond thereto within 10 business days from November 30, 2005, the date of our receipt of your letter.

I have carefully considered your numbered comments to the above referenced documents in your letter dated November 22, 2005, which for your convenience I have included below along with our responses thereto.

Background

Octel Corp. made a voluntary disclosure to the Office of Foreign Assets Control (“OFAC”) on November 22, 2004 of possible violations of the Cuban Assets Control Regulations (31 CFR Part 515 (the “CACR”)) by its foreign subsidiaries Bycosin AB, a Swedish company, Bycosin de Mexico SA de CV (“BdM”) and Bycosin SA de CV (“BYSA”) each a Mexican company (the “Voluntary Disclosure”). The Company has devoted considerable attention since November 22, 2004 to ensuring that it has discharged its undertaking to provide all of the information necessary to resolve the Voluntary Disclosure with OFAC. Since the Voluntary Disclosure, Octel has made a number of submissions to OFAC, the most recent of which was in May 2005. The Company’s May 2005 report to OFAC explained the background relating to the Company’s acquisition of the Bycosin Group in 2001, the nature and scope of the business conducted by non-U.S. companies in the Bycosin Group with Cuba, the information available at that time concerning contracts that Bycosin companies had entered into with Cuban parties, and Octel’s disposal of the Bycosin business in 2004.

After the submission of the report to OFAC in May 2005, Octel obtained new information concerning the contracts that Bycosin had entered into with Cuban parties. At about the same time, Octel also obtained from an internal review information relating to a series of unrelated transactions involving sales of tetra alkyl antiknock compound, known as TEL-CB, by one of its English subsidiaries, The Associated Octel Company Limited

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

(“Associated Octel”).1 Associated Octel’s last sale of TEL to Cuba was a number of years ago. The Company informed OFAC of these new developments in June 2005.

Since June 2005, the Company has conducted a number of internal inquiries to verify the new information and to determine whether any other Octel subsidiaries are, or had been, engaged in any other transactions and activities involving Cuba. Octel is still in the process of conducting internal inquires related to its Voluntary Disclosure and its review is ongoing. At this time, the Company has compiled a significant amount of information. Many of the facts and circumstances surrounding these transactions and activities are still uncertain, but when Octel has concluded its internal inquiries, XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXX it will submit a further report to OFAC which will reflect the new information regarding the Bycosin transactions and activities involving Cuba and describe the scope and nature of Associated Octel’s TEL sales transactions involving Cuba.

Comment 1

You state on page 5 of your Form 10-K for the fiscal year ended December 31, 2004, and page 19 of your Form 10-Q for the quarterly period ended June 30, 2005, that you are subject to laws relating to trade and investment restrictions, “some of which laws are conflicting.” These statements may be read to imply that the non-U.S. subsidiaries of Bycosin AB to which you refer continued to engage in Cuba-related transactions and activities following your acquisition of Bycosin AB because you were unclear as to your obligations, and the obligations of your non-U.S. subsidiaries, under U.S. law. Please advise us whether this is your position, and explain more fully your references to conflicts in the laws governing trade and investment to which you are subject.

Response:

The discussion of conflicting laws on page 5 of the Form 10-K for the fiscal year ended December 31, 2004 and on page 19 of the Form 10-Q for the quarterly period ended June 30, 2005 refers to the conflict between certain European Union and Mexican laws, on one hand, and the U.S. laws, on the other hand, regarding trade restrictions with Cuba.

European Union regulations prohibit companies organized under the laws of European Union member states from complying with the U.S. trade embargo against Cuba. The Council of the European Union adopted Council Regulation (EC) No.2271/96 (“Regulation No. 2271/96”) in November 1996 prohibiting companies organized under the laws of its member states from complying with the U.S. “extraterritorial” legislation relating to Cuba. Regulation No. 2271/96 specifies that no company incorporated within the European Union “shall comply . . . actively or by deliberate omission, with any requirement or prohibition . . . based on or resulting,

[1]	TEL-CB is a specialized commodity used primarily as an octane enhancer for automobile gasoline, which helps to burn the gasoline more efficiently and to eliminate engine knock.

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

directly or indirectly from the laws specified in the Annex or from actions based thereon or resulting therefrom”. The U.S. laws identified in the Annex, in relevant part, include the National Defense Authorization Act for Fiscal Year 1993, the Cuban Democracy Act of 1992, and the Cuban Liberty and Democratic Solidarity Act of 1996 (the “Helms-Burton Act”). Article 2 of Regulation No. 2271/96 requires a company incorporated in the European Union, and its managers, to notify the European Commission if its economic and/or financial interests are affected, directly or indirectly, by the U.S. restrictions on trade with Cuba. Regulations adopted by the Council of the European Union are binding legislation for European Union member states and automatically come into force as part of the body of legislation of each member state on a date specified by the Council. Under Article 9 of Regulation No. 2271/96, each member state was granted the right to specify the sanctions to be imposed as a result of any violations of the regulation.

Regulation No. 2271/96 was ratified in Sweden and the United Kingdom, the EU states in which Octel operated certain subsidiaries which traded with Cuba. The Swedish law enacted pursuant to Regulation No. 2271/96 established fines and possible imprisonment for up to six months where the European Union legislation has been violated either intentionally or due to gross carelessness. Regulation No. 2271/96 was likewise ratified by Parliament in the United Kingdom in 1996 by means of the Extraterritorial U.S. Legislation (Sanctions against Cuba, Iran and Libya) (Protection of Trading Interests) Order 1996 amending the UK Protection of Trading Interests Act 1980 (as amended, the “UKPTIA”). Under the UKPTIA, British companies are required to inform the British Government and the European Commission of any “extraterritorial” action taken against them. According to the UKPTIA, the UK Secretary of State is authorized to “give any person in the United Kingdom who carries on business there such directions for prohibiting compliance” with the U.S. trade restrictions which are damaging to the trading interests of the United Kingdom. An offense under the UKPTIA is a criminal offense and is punishable by an unlimited fine on indictment or a fine not exceeding the statutory maximum (currently GBP 5,000) on summary conviction.

Mexico also passed blocking laws after the Helms-Burton Act was passed in the United States. Mexico enacted the Law to Protect Trade and Investment from Foreign Laws that Contravene International Law in October 1996. Under this law, any Mexican party, including foreign companies, are prohibited from engaging in “acts that affect trade and investment when such acts are the consequence of the extraterritorial effects of foreign statutes”. A fine may be imposed for complying with the relevant U.S. laws of up to 100,000 times the daily minimum wage of the relevant Federal District and a further fine of up to 50,000 times the daily minimum wage of the relevant Federal District may be imposed for assisting non-Mexican authorities in the enforcement of a conflicting law.

Regulation No. 2271/96 (and the laws enacted pursuant thereto), the UKPTIA and the Mexican regulations are sometimes referred to herein as “blocking measures”. The European and Mexican blocking measures were intended to prohibit companies

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

incorporated within the European Union or Mexico and EU and Mexican citizens from complying with the U.S. restrictions on trade with Cuba. Where a separately incorporated foreign subsidiary of a U.S. company has engaged in commercial activities with a Cuban entity, the European and Mexican blocking measures prohibit the subsidiary from terminating that commercial activity with Cuba for the purposes of complying with the U.S. regulations. However, from the perspective of the U.S. regulations, such commercial activities are prohibited because the subsidiary, though foreign, is considered a person subject to the jurisdiction of the United States because of its ownership by a U.S. person.

Certain aspects of the laws of the countries in which Bycosin AB and its subsidiaries were organized are in direct conflict with the U.S. law regarding trade with Cuba. Bycosin AB was a Swedish company and was subject to the laws of Sweden and the EU. BdM and BYSA, were Mexican companies and were subject to the laws of Mexico. Octel determined that the only way to achieve compliance with both the U.S. and EU regulations was to dispose of the manufacturing operations of Bycosin AB and certain other related assets in November 2004.

Comment 2

It is not clear from the disclosure on page 5 of your 10-K or page 19 of your 10-Q that transactions with Cuba and/or Cuban entities or persons by foreign subsidiaries of U.S. companies generally are prohibited under U.S. law. In future filings, please include in your disclosure regarding the sale of the Bycosin AB non-U.S. subsidiaries specific disclosure regarding the U.S. prohibitions on such transactions.

To the extent that there are references in future filings to the sale of the Bycosin AB non-U.S. subsidiaries, the Company will include language to the effect that:

“The Cuban Assets Control Regulations (31 CFR Part 515) (“CACR”) were issued by the U.S. Government under the Trading With the Enemy Act as amended (50 U.S.C. App. 5(b)). These regulations, in conjunction with the Helms-Burton Act, generally prohibit ‘persons subject to the jurisdiction of the United States’, which includes foreign subsidiaries of U.S. companies, from engaging in business and transactions with Cuba. However compliance with the CACR by European companies is prohibited by Council Regulation No. 2271/96 adopted by the Council of the European Union in November 1996. The U.S. regulations and the European regulations conflict with each other in certain respects. The Company cannot predict how OFAC will interpret the implementation of the CACR or other relevant laws or regulations with respect to the commercial activities involving Cuba of the Company’s former non-U.S. subsidiaries.”

Comment 3

While it is implied in the discussion on page 19 of your 10-Q, it is not clear from the disclosure in either your 10-K or your 10-Q that the transactions and

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

activities to which you refer are the subject of an Office of Foreign Assets Control investigation. If the transaction and activities to which you refer, including the transactions and activities of the former Bycosin AB non-U.S. subsidiaries, are the subject of an OFAC investigation, in future filings please specifically so state, and state the amount of penalties to which you may be subject in those transactions and activities are found to have violated the Cuban asset control regulations administered by OFAC.

The Company will, in future filings, disclose material information regarding whether it is the subject of an OFAC investigation and provide an estimate of the amount of penalties to which it may be subject, to the extent that such information can be determined accurately and is not speculative or potentially misleading.

Octel’s Voluntary Disclosure was made prior to the commencement, notification, or to the Company’s knowledge, contemplation of any investigation by OFAC. As of the date of this letter, the Company has not been informed by OFAC that it is the subject of an OFAC investigation. The Company is not aware of the precise procedural status of the Voluntary Disclosure from OFAC’s perspective, but we believe that our Voluntary Disclosure is under review by OFAC.

If the Company or its subsidiaries (current or former) were found to have not complied with CACR, the Company believes that it could be subject to fines or other civil or criminal penalties which could be material. At this time, however, it would be speculative and potentially misleading for Octel to predict the specific nature or amount of penalties that OFAC might eventually assess against it. While penalties could be assessed on different basis, if OFAC assessed penalties against the Company on a “performance of contracts basis”, the applicable regulations provide for penalties, in the case of civil violations of the CACR, of the lesser of $65,000 per violation or the value of the contract. As of the date of this letter, Octel has not had any discussions with OFAC regarding the nature or amount of penalties to which it might be subject, or how such penalties might be calculated.

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXX

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXX However, as stated in our previous filings, if the Company or its subsidiaries (current or former) were found to have not complied with CACR, the Company believes that it could be subject to fines or other civil or criminal penalties which could be material.

Comment 4

We note the description of your voluntary disclosure to OFAC in the second full paragraph on page 6 of your Form 10-K. In particular we note the reference to “such transactions and activities” which we assume are the same “transactions and activities… with entities and persons that are in or associated with Cuba” to which you refer in the last full paragraph on p.5. In reasonable detail of the underlying facts, please describe the relevant transactions and activities by the former Bycosin AB non-U.S. subsidiaries, and all other current and past transactions and contacts with Cuba and Cuban entities and persons. Your response should describe the “unrelated transactions” referenced on page 19 of your Form 10-Q and any other transactions or arrangements, whether through investments, distributors, subsidiaries, affiliates, or any other direct or indirect means.

Neither Octel nor any of its subsidiaries has engaged in any transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-Q for the quarter ended June 30, 2005 or at any other time during 2005. Some aspects of the Bycosin business that involved Cuba had continued in 2004 until Octel disposed of Bycosin’s manufacturing operations and the Bycosin subsidiaries in Mexico in November 2004. However, other than Bycosin’s transactions and activities with Cuba, Octel believes that neither it nor any of its subsidiaries engaged in any other transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-K for the fiscal year ended December 31, 2004. Associated Octel’s unrelated TEL transactions with Cuba ended some years earlier.

Bycosin AB and its subsidiaries had two primary Cuban customers: XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXX.

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXX

At the time of the Company’s Reports on Form 10-K and 10-Q that are the subject of your letter dated November 22, 2005, it was not possible for Octel to provide any additional information about Bycosin’s or Associated Octel’s transactions and activities with Cuba because further information had not yet been determined and the facts related thereto were still being established.

At this time Octel is not able to give a more complete and accurate response to this comment 4. As stated earlier, Octel is in the process of conducting internal inquires related to its Voluntary Disclosure and its review is ongoing. At this time, the Company has compiled a significant amount of information. Many of the facts and circumstances surrounding these transactions and activities are still uncertain. Therefore, providing any further information at this time would be speculative and potentially misleading. When Octel has concluded its internal inquiries, XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX XXX it will submit a further report to OFAC which will reflect the new information regarding Bycosin’s and Associated Octel’s transactions and activities with Cuba. Octel is committed to cooperating with OFAC and with the Division of Corporation Finance of the SEC. When the Company has finished conducting its internal inquiries and analyzing its findings, it will provide a more complete response to this comment 4.

Comment 5

We note the statement that you believe you are “no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations.” Please identify for us the specific entities, persons and countries with which you previously have engaged in business to which you refer, as well as the restrictions and sanctions referenced here, and describe all current and historic transactions and contacts underlying these references.

The statement that we believe that we are “no longer engaged in business with certain entities, persons and countries that are subject to restrictions and sanctions under U.S. trade laws and regulations” refers to the businesses with Cuba.

Neither Octel nor any of its subsidiaries has engaged in any transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-Q for the quarter ended June 30, 2005 or at any other time during 2005. Some aspects of the Bycosin business that involved Cuba had continued in 2004 until Octel disposed of Bycosin’s manufacturing operations and the Bycosin subsidiaries in Mexico in November 2004. However, other than Bycosin’s transactions and activities with Cuba, Octel believes that neither it nor any of its subsidiaries engaged in any other transactions, activities or other arrangements with

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

Cuban persons or entities during the time period covered by the Report on Form 10-K for the fiscal year ended December 31, 2004.

Our response to Comment 4 identifies the information that we now have regarding the Cuban parties involved in Bycosin’s activites and with Cuba.

At this time, Octel is not able to give a more complete and accurate response to this comment 5. Octel’s inquiry into these transactions is continuing. At this time, the Company has compiled a significant amount of information. Many of the facts and circumstances surrounding these transactions and activities are still uncertain. Therefore, providing any further information at this time would be speculative and potentially misleading. When Octel has concluded its internal inquiries, XXXXXXXXX XXXXXXXXXXXXXXXXXXXXXXXXXXXXXX it will submit a further report to OFAC which will reflect the new information regarding Bycosin’s and Associated Octel’s transactions and activities with Cuba. Octel is committed to cooperating with OFAC and with the Division of Corporation Finance of the SEC. When the Company has finished conducting its internal inquiries and analyzing its findings, it will provide a more complete response to this comment 5.

Comment 6

In light of the fact that Cuba is identified as a state sponsor of terrorism by the U.S. State Department and subject to asset control regulations administered by OFAC, please address the materiality of any operations, arrangements or other contacts with Cuba. Please present your view as to whether any such arrangements or other contacts constitute a material investment risk for your security holders.

In preparing your response please consider that evaluation of materiality should not be based solely on quantitative factors, but should include consideration of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism.

Neither Octel nor any of its subsidiaries has engaged in any transactions, activities or other arrangements with Cuban persons or entities during the time period covered by the Report on Form 10-Q for the quarter ended June 30, 2005 or at any other time during 2005. Some aspects of the Bycosin business that involved Cuba had continued in 2004 until Octel disposed of Bycosin’s manufacturing operations and the Bycosin subsidiaries in Mexico in November 2004. However, other than Bycosin’s transactions and activities with Cuba, Octel believes that neither it nor any of its subsidiaries engaged in any other transactions, activities or other arrangements with

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Cecilia D. Blye, Chief

Office of Global Security Risk

Division of Corporation Finance

United States Securities and Exchange Commission

Washington, D.C. 205499-5546

Cuban persons or entities during the time period covered by the Report on Form 10-K for the fiscal year ended December 31, 2004.

At this time Octel does not believe that its former arrangements and contacts involving Cuba present a material risk to current investors. Management, however, does believe that if the Company or its subsidiaries were found to have not complied with the CACR for past activities, it could be subject to fines or other civil or criminal penalties which could be material.

Since its disposal of Bycosin in November 2004, Octel has disclosed in its SEC filings that it has made the Voluntary Disclosure and has disclosed to investors that in the past its foreign subsidiaries engaged in transactions and activities with Cuban entities or persons. As and when material developments, in the opinion of the Company’s management, have occurred in connection with the Voluntary Disclosure, Octel has updated its disclosure to investors. Octel intends to provide additional disclosure in its future filings with the SEC as and when material developments relating to its Voluntary Disclosure to OFAC occur.

I want to express again Octel’s commitment to cooperating with the Staff regarding these matters. Similarly, Octel is committed to resolving with OFAC the matters related to its Voluntary Disclosure as soon as possible. We hope that the foregoing has provided you with the information you need, at this time. XXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXXX and expects to be able to provide more complete responses to comments 4 and 5 soon thereafter. In the interim, Octel Corp. is prepared to respond to any further questions that the Division of Corporation Finance may have regarding its foreign subsidiaries’ transactions and activities with Cuba and the related disclosure.

Should you have any questions relating to any of the foregoing, please feel free to contact David Patrick Eich of Kirkland & Ellis International LLP at +44 20 7816 8888 or the undersigned at +44 151 348 5828.

Yours sincerely,

/s/ Paul W. Jennings

cc:	Pamela Long

Assistant Director

Division of Corporation Finance

Andrew Hartley, Vice President and General Counsel, Octel Corp.

[XXXXX]=Certain information on this page has been omitted and filed separately with the Commission. Confidential treatment has been requested with respect to the omitted portions by Octel Corp. (OC-000001).

Octel Corp. acknowledges the following:

•	Octel Corp. is responsible for the adequacy and accuracy of the information contained in the written correspondence dated December 14, 2005 prepared in response to the letter sent by the United States Securities and Exchange Commission to Octel Corp. dated November 22, 2005 in relation to certain disclosure on historic commercial transactions with Cuban persons or entities.

•	Any comments from the staff of the United States Securities and Exchange Commission or changes to disclosure made by Octel Corp. in response to such comments do not foreclose the United States Securities and Exchange Commission from taking any action with respect to the filings.

•	Octel Corp. may not assert the United States Securities and Exchange Commission’s staff comments as a defense in any proceeding initiated by the United States Securities and Exchange Commission or any person under the federal securities laws of the United States.

Executed by the undersigned as of this 14th day of December, 2005.

OCTEL CORP.

By: /s/ Paul W. Jennings

Name: Paul W. Jennings

Title: President and CEO